          UNITED STATES                    OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION      OMB Number 3235-0058
      Washington, D.C.  20549           Expires: March 31, 2006
                                        Estimated average burden
            FORM 12b-25                 hours per response  2.50

    NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                        CUSIP NUMBER

(Check One)  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q  [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 28, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

EACO Corporation
Full Name of Registrant

Former Name if Applicable

2113 Florida Boulevard
Address of Principal Executive Office (Street and Number)

Neptune Beach, Florida 32266
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ] (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

                  Persons who are to respond to the collection of information contained in this form are not required
SEC 1344 (03-05)  to respond unless the form displays a currently valid OMB control number.

The Registrant is not able to file its Form 10-Q for the period ended September 28, 2005 on the date required. The Registrant is in the process of preparing and reviewing the financial information and compiling and disseminating the information required to be included in the Form 10-Q for the period ended September 28, 2005, as well as the completion of the required review of the Company's financial information, none of which could be completed by the date required without incurring undue hardship and expense. The Registrant expects to file its Form 10-Q within the 5 calendar days provided by this extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward B. Alexander        (904)             249-4197
(Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       EACO Corporation
         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2005 By:/s/ Edward B. Alexander
                        Edward B. Alexander
                        President and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
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